Exhibit 4.42
RANDGOLD RESOURCES LIMITED
REG NO. 62686
LA MOTTE CHAMBERS
ST HELIER
JERSEY
JEI IBJ
CHANNEL ISLANDS
www.randgoldresources.com
TEL : +44 1534 735 333
FAX : +44 1534 735 444
Mr E Oti
New Mining CI
Greenhaven Court
1A Montague Place
London
W1H 2EP
19th September 2008
Dear Mr Oti,
Following our meeting with yourself and Dr Mark Bristow in July, I wanted to clarify NMCI’s position with regards to the funding option relating to the development of the Tongon Project. At the meeting, you indicated that it was NMCI’s intention to exercise the funding option, such that Randgold would fund your share of the capital cost for the project development, and as a result, you would retain a carried 6% interest in the project (as per the agreement we signed in April 2008).
We are now finalising the incorporation of the Tongon Mining Company, and would like to ensure that, at the outset, we have incorporated the company correctly with the right percentage shareholdings being owned by the various partners. As such, we have drafted the attached agreement to confirm your election to exercise the funding option.
On this basis, the company will be incorporated with the following shareholdings;
‘Government of Cote d’Ivoire’ — 10%
‘NMCI’ —                                          6% — carried by RRL and redeemed from 50% attributable dividend flow
‘Randgold Resources’ —              84%
If you are in agreement with this proposal, please could I ask you to sign both copies of the agreement, and return one copy to myself.

Should you wish to discuss any aspects of the proposal, please do not hesitate to contact me.
Kind regards
Yours sincerely,

/s/ Graham Shuttleworth
Mr Graham Shuttleworth
Financial Director

Mr E Oti
New Mining CI
Greenhaven Court
1A Montague Place
London
W1H 2EP
19th September 2008
Dear Sirs
Tongon Project Joint Venture
New Mining C.I. (“NMC”) and Randgold Resources (Côte d’Ivoire) Limited (“RR”) entered into a joint venture agreement dated 13 January 1997 (the “Joint Venture Agreement”) which was amended by a deed of amendment dated 4 April 2008 (the “Deed of Amendment”).
Terms defined in the Joint Venture Agreement and the Deed of Amendment shall, save to the extent they are amended by this letter and to the extent that the context otherwise requires, bear the same meaning in this letter.
RR hereby acknowledges NMC’s election, pursuant to clause 2.4 of the Deed of Amendment and notwithstanding clause 4.3 of the Joint Venture Agreement, that RR shall provide its (NMC’s) share of the funding for the development of the Tongon Project. In accordance with clause 2.4 of the Deed of Amendment:
(a)	RR will provide the NMC Funding on behalf of NMC which funding will accrue interest on the amount outstanding by NMC at an annual interest rate equivalent to LIBOR plus 2 per cent., provided that if RR elects to obtain third party funding for the project, then the interest rate will be the actual interest rate obtained for the project, including all related costs, plus 1 per cent.; and

(b)	the respective Participating Interests of the Parties shall be amended as follows:
RR:        93.34 per cent.;
NMC:    6.66 per cent.; and
(c)	50 per cent. of the income (after apportioning costs) produced by the Tongon Project which is attributable to NMC’s 6.66 per cent. Participating Interest, shall be applied in the repayment to RR of the NMC Funding, including accrued interest, and NMC shall be entitled to the remaining 50 per cent.; and

(d)	clause 4 of the Joint Venture Agreement shall be construed accordingly.

This letter (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this letter shall be governed by and construed in accordance with English law, and each of NMC and RR submit to the exclusive jurisdiction of the courts of England in connection with any such dispute, controversy, proceedings or claim.
Yours faithfully

/s/ G.P. Shuttleworth
For and on behalf of Randgold Resources (Côte d’Ivoire) Limited
We agree and accept the terms of this letter

/s/ Emmanuel Oti
For and on behalf of New Mining C.I.